NOMURA HOME EQUITY LOAN, INC.
2 World Financial Center, Building B, 21st Floor
New York, New York 10281

April 14, 2006

BY FACSIMILE (202) 772-9202

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: John Stickel

Re:	Nomura Home Equity Loan, Inc. Registration No. 333-132109 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-132109 to 10:00 a.m., Eastern Standard Time, April 18, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NOMURA HOME EQUITY LOAN, INC.

By:	/s/ N. Dante LaRocca
Name:	N. Dante LaRocca
Title:	President and Chief Executive Officer